UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities Exchange Act of 1934

                              (Amendment No. 7(1))

                            BKF Capital Group, Inc.
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                                (Name of Issuer)

                   Common Stock, Par Value $1.00 par share
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                         (Title of Class of Securities)

                                  05548G 10 2
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                                 (CUSIP Number)

                             Catalyst Fund, L.P.
                             100 Mill Plain Road
                           Danbury, Connecticut 06811

                                with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                            Commack, New York 11725
                                 (631) 499-6000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 10, 2008
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            (Date of Event which Requires Filing of This Statement)

-------------------------

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 05548G 10 2            SCHEDULE 13D
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1 NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Catalyst Fund, L.P. IRS ID No. 35-2240946
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [ ]
                                                                 (b) [ ]
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3 SEC USE ONLY


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4 SOURCE OF FUNDS (See Instructions)

WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]

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6 CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
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NUMBER OF       7     SOLE VOTING POWER

  SHARES              2,589,987
                 --------------------------------------------------------------
BENEFICIALLY      8   SHARED VOTING POWER

  OWNED BY            0
                 --------------------------------------------------------------
    EACH          9   SOLE DISPOSITIVE POWER

  REPORTING           2,589,987
                 --------------------------------------------------------------
   PERSON        10   SHARED DISPOSITIVE POWER

  WITH                0
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 2,589,987
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 32.5%
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14 TYPE OF REPORTING PERSON (See Instructions)

 PN
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
CUSIP No. 05548G 10 2            SCHEDULE 13D

Item 1. Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of the Fund with respect to the common stock, $1.00 par value per share ("Common Stock") of BKF Capital Group, Inc., a Delaware corporation (the "Issuer"), remains in full force and effect. The Issuer's principal executive office is located at One Rockefeller Plaza, New York, New York 10020. The Issuer has previously reported that as of May 1, 2008, the Issuer had 7,976,216 shares of Common Stock issued and outstanding.


Item 2. Identity and Background.

     (a-c) This Amendment No. 7 to Schedule 13D is filed on behalf of Catalyst Fund, L.P. (the "Fund"), a Delaware limited partnership. The general partner of the Fund is Catalyst Fund GP, LLC, a Delaware limited liability company. The Fund is an unregistered investment fund with a principal place of business located at 100 Mill Plain Road Danbury, Connecticut 06811.

     (d) The Fund has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Fund has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has the Fund been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) The Fund is a Delaware limited partnership.


Item 3. Source and Amount of Funds or Other Consideration.

     On July 10, 2008, the Fund purchased 653,000 shares of Common Stock in open market transactions at the price of $2.00 per share for a total cost of approximately $1,306,000. Also on July 10, 2008, the Fund purchased 1,500 shares of Common Stock in open market transactions at the price of $1.97 per share for a total cost of approximately $2,955.


Item 4. Purpose of Transaction.

     The Fund acquired the securities of the Issuer for investment purposes and to increase its holdings to more than twenty-five percent (25%) of the issued and outstanding shares of the Issuer. The Fund may make further purchases or sales of shares of Common Stock of the Issuer through open market or privately negotiated transactions or otherwise. If the Fund does undertake any of the above described possible actions, the Fund will, among other things, timely file an appropriate amendment to this Schedule 13D.

    On July 11, 2008, the Fund sent a letter to the Board of Directors of the Issuer requesting that the Board of Directors cancel or delay the granting and payment of the dividend declared by the Board of Directors on June 27, 2008 until the Fund could meet with the Board of Directors to discuss its intentions as set forth above. A copy of the Fund's July 11, 2008 letter to the Board of Directors is attached as an Exhibit hereto. In addition to canceling the dividend, the Fund also proposes to reduce the size of the Board of Directors of the Issuer, remove and replace some or all of the current members of the Board of Directors of the Issuer, remove or replace some or all of the current members of management of the Issuer, and decrease the Issuer's expenditures on the current operations of the Issuer, including the aggregate compensation paid to management of the Issuer, in an effort to conserve the assets of the Issuer. The Fund will also seek to have Steven N. Bronson and at least one additional representative appointed to the Board of Directors of the Issuer and have Mr. Bronson appointed as the chief executive officer of the Issuer in an effort to achieve the plans set forth in the preceding sentence. In the event that the Board of Directors refuses to meet with the Fund or rejects the Fund's proposals the Fund will pursue it other available options, including calling for a special meeting of shareholders for, among other things, the election of directors.

    If the Fund's intentions change, the Fund will, among other things, timely file an appropriate amendment to this Schedule 13D.


Item 5. Interest in Securities of the Issuer.

    (a)(b) As of July 10, 2008, the Fund owns 2,589,987 shares of the Issuer's Common Stock, representing approximately 32.5% of the total shares of Common Stock issued and outstanding. The Fund has sole voting and sole dispositive power with respect to the Common Stock owned by the Fund. Pursuant to the Issuer's bylaws, the Fund owns a sufficient amount of shares of the Issuer to call a special meeting of the shareholders of the Issuer.

    (c) The following open market transactions were effected by the Fund during the past sixty (60) days:

                    Buy/          Number         Price
Trade Date          Sell         of Shares       Per Share
----------------------------------------------------------
7/8/2008            Buy            6,632         $ 1.97
6/26/2008           Buy            5,000         $ 2.0188
6/20/2008           Buy           12,288         $ 1.9882
6/19/2008           Buy           11,000         $ 2.0207


   (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

   (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None


Item 7. Material to be Filed as Exhibits.

None


    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2008

                                              Catalyst Fund, L.P.


                                              /s/ Steven N. Bronson, Member
                                              ---------------------------------
                                              STEVEN N. BRONSON, Member
                                              Catalyst Fund GP, LLC,
                                              its general partner


   Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).

                                                                         Exhibit



                            THE CATALYST FUND, L.P.
                              100 MILL PLAIN ROAD
                           DANBURY, CONNECTICUT 06811
                            TEL. NO. (203) 791-3944




July 11, 2008


VIA FEDERAL EXPRESS
-------------------

The Board of Directors
BKF Capital Group, Inc.
One Rockefeller Plaza
New York, New York 10020

          Re:       BKF Capital Group, Inc.
                    -----------------------

Gentlemen,

I write this letter on behalf of the Catalyst Fund, L.P. (Catalyst Fund). The Catalyst Fund is the owner of 2,589,987 shares of BKF Capital Group, Inc. (BKF Capital) common stock, representing a greater than 32% ownership interest in BKF Capital.

At this time the Catalyst Fund is respectfully requesting that the Board of Directors of BKF Capital cancel or at least delay the granting and payment of the currently proposed dividend of $1.00 per share declared by the Board or Directors on June 27, 2008, until the Catalyst Fund can meet with the Board of Directors to discuss certain matters. Specifically, the Catalyst Fund wishes the Board of Directors to agree to cancel the dividend and to consent to the Catalyst Fund's previously disclosed proposals to reduce the size of the Board of Directors, remove and replace some or all of the current members of the Board of Directors, remove or replace some or all of the current members of management. The Catalyst Fund also feels that BKF Capital should decrease its expenditures on current operations, including a significant reduction in the compensation paid to management.

The Catalyst Fund asserts that the dividend declared by the Board of Directors on June 27, 2008 is not in the best interests of the shareholders, because the dividend diminishes the cash available for BKF Capital to use in executing its acquisition strategy, thereby limiting its opportunities and has adverse tax consequences for shareholders. Additionally, the decrease in the share price of BKF Capital's common stock since June 27, 2008, is indicative of the fact that the dividend is not in the best interests of the shareholders. It is submitted that shareholder value would be better served if BKF Capital used a small percentage of its cash for a share buy back program at a discount to net tangible book value, which would be accretive to shareholder value.

The Board of Directors
BKF Capital Group, Inc.
July 11, 2008
Page two



The interests of the Catalyst Fund, as the largest shareholder of BKF Capital, are aligned with the interests of all shareholders. The Catalyst Fund's primary goal is to increase shareholder value. We believe that the declaration of a $1.00 dividend is not in the best interests of the shareholders and at the very least the issue of whether to grant a dividend should be submitted to a vote of shareholders for approval.

Accordingly, the Catalyst Fund requests that the Board of Directors cancel the proposed dividend and meet with the Catalyst Fund in order to have a cordial discussion regarding the Catalyst Fund's proposals for BKF Capital.

I ask that the Board of Directors respond to this letter no later than Tuesday, July 15, 2008. Please be advised that if the Board of Directors does not afford the Catalyst Fund an opportunity to meet with the Board of Directors, the Catalyst Fund shall pursue its other available options to carry out its proposals.

I await your response.

Sincerely,

/s/ Steven N. Bronson
--------------------------
Steven N. Bronson, Member
Catalyst Fund GP, LLC




cc:      Harvey J, Bazaar (via email)
         Marvin L. Olshan
         Ronald LaBow
         David Schechter
         Kurt N. Schacht